Via: Fax (703) 813-6984 and U.S. Mail

June 11, 2010

United Sates Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-6010
Attn: Karen J. Garnett, Assistant Director

Re:	Merriman Curhan Ford Group, Inc. Preliminary Proxy Statement on Schedule 14A, Filed on May 18, 2010, File No. 001-15831

Dear. Ms. Garnett:

I am writing in reply to your letter of May 27, 2010.

I have copied your comment in bold font below.  My reply follows the comment.

Proposal 3: Amendment of Certificate of Incorporation

Fractional Shares, page 20

1.           Please revise to clarify the treatment of fractional shares after the reverse split of your common stock is effected. The disclosure under this heading indicates that you intend to round up to the nearest fun share; however, disclosures on page 19 and in the amended certificate of incorporation indicate that you intend to provide cash payment in exchange for the fractional shares.

The disclosure regarding rounding up to the nearest full share on page 20 was erroneous.  We have filed an amended preliminary proxy statement which removes this reference and conforms the description regarding the treatment of fractional shares to that found on page 19 and in the amended certificate of incorporation.

I have included a marked copy of the changes to page 20.  Other changes to the preliminary proxy were limited to correcting typographical errors.

600 California Street, 9TH Floor  ■ San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

The company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional comments to the attention of the undersigned at (415) 568-3905 (phone) or (415) 248-5691 (fax).

Very truly yours,

/s/ Michael C. Doran

Michael C. Doran
General Counsel

600 California Street, 9TH Floor  ■ San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

Board expects that an additional letter will be temporarily appended to the Company’s trading symbol after the reverse stock split to provide stockholders with notice of the action.

After the effective date of the 1-for-7 reverse stock split, each stockholder will own fewer shares of the Company’s common stock. However, the reverse stock split will affect all of the Company’s stockholders uniformly and will not affect any stockholder’s percentage ownership interests in the Company, except to the extent that the reverse stock split results in any of the Company’s stockholders owning a fractional share, as described below. Proportionate voting rights and other rights of the holders of the Company’s common stock will not be affected by the reverse stock split other than as a result of the payment of cash in lieu of fractional shares. A reverse stock split is likely to result in some stockholders owning “odd-lots” of fewer than 100 shares of common stock. Brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions on “round-lots” of even multiples of 100 shares.

19

The reverse stock split would not change the number of authorized shares of common stock designated by the Company’s Certificate of Incorporation. Currently, the Company has authorized 300,000,000 shares of common stock. Thus, because the number of issued and outstanding shares of common stock would decrease, the number of shares remaining available for issuance under the Company’s Certificate of Incorporation would increase. These additional shares of common stock would be available for issuance from time to time for corporate purposes such as raising additional capital, acquisitions of companies or assets, and sales of stock or securities convertible into or exercisable for common stock. The Board believes that the availability of the additional shares will provide the Company with the flexibility to meet business needs as they arise and to take advantage of attractive opportunities. If the Company issues additional shares for any of these purposes, the ownership interest of the Company’s current stockholders would be diluted in the same manner as would result in any other share issuance.

This proposal has been prompted solely by the business considerations discussed in the preceding paragraphs. Nevertheless, the additional shares of common stock that would become available for issuance if a reverse stock split is effected could also be used by the Company’s management to oppose a hostile takeover attempt or delay or prevent changes in control. Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, the reverse stock split is not being proposed in response to any effort of which the Board is aware to accumulate the shares of the Company’s common stock or obtain control of the Company, nor is it part of a plan by the Company’s management to recommend a series of similar amendments to the Board and stockholders. The Board is not aware of any pending takeover or other transactions that would result in a change in control of the Company.

Options and Warrants

All outstanding options and warrants to purchase shares of the Company’s common stock, including those held by the Company’s officers and directors, would be adjusted as a result of the 1-for-7 reverse stock split. In particular, the number of shares issuable upon the exercise of each instrument would be reduced, and the exercise price per share, if applicable, would be increased, in accordance with the terms of each instrument and based on the 1-for-7 ratio of the reverse stock split. For example, if an employee had an option under the Company’s Stock Option and Incentive Plan to purchase 7,000 shares of common stock at $1.00 per share, and if the Board effected a 1-for-7 reverse stock split, that option after the reverse stock split would represent the right to purchase 1,000 shares of common stock at a price of $7.00 per share. Also, the number of shares reserved for issuance under the Company’s existing stock option and incentive plan would be reduced proportionally based on the 1-for-7 ratio of the reverse stock split.

Fractional Shares

~~No fractional shares of the Company’s common stock will be issued as a result of the proposed reverse stock split. In lieu of issuing fractional shares, the Company will round the conversion figure for the new shares up to the nearest full share for each stockholder who would otherwise be entitled to receive a fractional share.~~

No fractional share shall be issued in connection with the foregoing reverse stock split.  All shares of common stock that are held by a stockholder will be aggregated and each fractional share resulting from such aggregation of common stock held by such stockholder shall be exchanged for a cash payment in U.S. dollars equal to such fraction multiplied by seven times the average of the closing bid and asked price per share of Common Stock as quoted on the NASDAQ Stock Market for the five trading days immediately preceding the effective date of the reverse stock split.

Procedure for Effecting a Reverse Stock Split and Exchange of Stock Certificates

If the Company’s stockholders approve this proposal and the Board decides to effectuate a reverse stock split, the Company will file the Certificate of Amendment with the Delaware Division of Corporations. The reverse stock split will become effective at the time specified in the amendment, which the Board expects to be the next business day after the filing of the amendment, and which the Board refers to as the “Effective Date.”

As of the Effective Date of the reverse stock split, each certificate representing shares of the Company’s common stock before the reverse stock split would be deemed, for all corporate purposes, to evidence ownership of the reduced number of shares of the Company’s common stock resulting from the reverse stock split, except that holders of unexchanged shares would not be entitled to receive any dividends or other distributions payable by the Company after the Effective Date until they surrender their old stock certificates for exchange. All shares underlying options and warrants and other securities would also be automatically adjusted on the Effective Date.

20

The Company’s transfer agent, OTC Stock Transfer, Inc., is expected to act as the exchange agent for purposes of implementing the exchange of stock certificates. As soon as practicable after the Effective Date, stockholders and holders of securities exercisable for the Company’s common stock would be notified of the effectiveness of the reverse stock split. Stockholders of record would receive a letter of transmittal requesting them to surrender their old stock certificates for new stock certificates reflecting the adjusted number of shares as a result of the reverse stock split. Beneficial holders (persons who hold their shares in brokerage accounts or “street name”) would not be required to take any further actions to effect the exchange of their shares. No new certificates would be issued to a stockholder until such stockholder has surrendered any outstanding certificates together with the properly completed and executed letter of transmittal to the exchange agent. Until surrender, each certificate representing shares before the reverse stock split would continue to be valid and would represent the adjusted number of shares based on the 1-for-7 ratio of the reverse stock split. Stockholders should not destroy any stock certificate and should not submit any certificates until they receive a letter of transmittal.

Accounting Matters

Because the Company’s common stock has no par value, the reverse stock split will not affect the stated capital on the Company’s balance sheet attributable to the common stock. If the Company elects to pay the cost of fractional shares, instead of authorizing its transfer agent to accumulate fractional shares and sell the corresponding whole shares into the market for such purposes, such costs will be deducted from the common stock account on the balance sheet. The per share net income or loss and per share net book value of the common stock will be increased as a result of the reverse stock split, because there will be fewer shares of common stock outstanding. In addition, all per-share income and loss numbers for prior years will be restated to reflect the reverse stock split.

No Dissenters Rights